SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated December 13, 2019, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

On behalf of IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA, below is a summary of the resolutions adopted at the referenced shareholders’ meeting:

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
The meeting approved by majority of votes the appointment of the representatives of shareholders ANSES FGS and Cresud SACIF y A to approve and sign the minutes of the Shareholders’ Meeting, jointly with the Chairman.

ITEM TWO: CONSIDERATION OF THE AMENDMENT TO SECTION TWELFTH OF THE BYLAWS
It was approved by majority of votes the amendment to Section twelfth of the bylaws so as to increase the number of directors from 14 to 16 regular directors, according to the following: MANAGEMENT AND ADMINISTRATION. SECTION TWELFTH. BOARD OF DIRECTORS. A) The management and administration of the Company shall be in charge of a Board of Directors composed by a minimum of 8 and a maximum of 16 regular members, and the same or less number of alternate directors, according to the resolution of the ordinary shareholders meeting of the Company. Alternate directors shall fill the vacancies according to the order of their appointment when such vacancy derived from absence, resignation, license, inability, disability or decease, prior to the acceptance of the Board of Directors of the cause of substitution when it is temporary. B) Tenure of the Board of Directors shall be three fiscal years, being eligible indefinitely. C) Notwithstanding the application of the rules for the appointment through cumulative vote, the election of directors shall be made by list, provided that such mechanism shall not be objected by any shareholder, in such case, it shall be made individually. The list or the person shall be declared elected, as the case may be, when it obtains the absolute majority of the votes; if no list obtain the majority then it shall be carry out a new ballot between the two lists or person most voted, and it shall be elected the list or person that obtain more votes in such ballot.

ITEM THIRD: DETERMINATION OF THE NUMBER AND CONSIDERATION OF APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS FOR A TERM OF THREE FISCAL YEARS.
It was approved by majority the appointment of Mrs. Liliana Luisa De Nadai as independent regular director and Mr. David Williams as independent alternate director, both with tenure until the shareholders meeting that considers the balance sheet at June 30, 2022, being the board of directors of 15 regular directors and 4 alternate directors.

ITEM FOURTH. AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.
The meeting approved by majority of votes to authorize attorneys-at-law María Laura Barbosa, Lucila Huidobro, Paula Pereyra Iraola, María Florencia Vega and/or María Inés Higa and Mrs. Andrea Muñoz to carry out all the relevant registrations of the preceding resolutions.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: December 13, 2019